Exhibit 99.5

NICE Introduces CX Intensive – A Toolkit to Help Organizations Better
Strategize, Implement and Manage their Customer Experience Programs

This offering allows CX Professionals to get the most out of their NICE Customer Experience solutions to achieve maximum business impact

Paramus, New Jersey – September 12, 2016 – NICE (Nasdaq: NICE) today announced the launch of NICE CX Intensive, a set of hands-on tools and strategies to help organizations successfully manage their Customer Experience programs.

Drawing upon thousands of client interactions and analyst insights, this toolkit enables Customer Experience (CX) professionals to make the most of NICE’s technology by providing extensive support and knowledge from the planning phase to a fully operational stage. This, in turn, enables them to make CX an integral part of their brand culture and every day work life, leading to better customer satisfaction, loyalty and business success.

NICE CX Intensive provides:

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A customized roadmap for a successful CX strategy based on a thorough assessment of the organization’s CX maturity level. This includes evaluating and understanding business needs, implementation phase, level of customer centricity and launch needs by conducting personal and organizational assessments.

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Hands-on, offline and online workshops, from discussing CX and how it can affect the business all the way to step-by-step implementation guidance, including analyzing each touchpoint throughout a customer journey; ensuring the right survey is implemented; and recommending the best follow up process to align with business objectives.

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Tool boxes for launching and optimizing an organization’s customer experience program – from checklists, project plan maps and templates, strategic planning worksheets, persona quizzes, and cheat sheets all the way to internal communication campaign templates to promote CX within the organization.

Miki Migdal, President, NICE Enterprise Group, said: “There are many question marks regarding how to strategize, implement and manage CX programs to achieve the promised impact. This new initiative strengthens our customer experience offering and reflects our commitment to ensure that our clients get the most out of our technology. With NICE CX Intensive, we look forward to creating a vibrant community of CX professionals with whom we can continue to build the best possible customer experience.”

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.